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                             November 2, 2021

       Matthew Roberts
       Chief Executive Officer
       Vacasa, Inc.
       850 NW 13th Avenue
       Portland, OR 97209

                                                        Re: Vacasa, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 22,
2021
                                                            File No. 333-258739

       Dear Mr. Roberts:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Presentation by Deutsche Bank Securities Inc., page 140

   1.                                                   For each
selected/comparable company, please revise to disclose the revenue and gross profit multiple of
enterprise value for calendar year 2022E and 2023E calculations which provided the basis for
the various valuation analyses.
   2. Please revise to summarize in greater detail the selected precedent transaction information presented to the TPG
Pace Board.
 Matthew Roberts
FirstName
Vacasa, Inc.LastNameMatthew Roberts
Comapany 2,
November    NameVacasa,
              2021       Inc.
November
Page 2     2, 2021 Page 2
FirstName LastName
Miscellaneous, page 143

3. Please revise to disclose and quantify any fees paid, or to be paid to, Deutsche Bank and its affiliates relating to any material relationship that existed during the past two years, or is understood to be contemplated, between TPG Pace and its affiliates and Deutsche Bank and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.
4. Please file the Deutsche Bank Presentation as an exhibit to the registration statement.
         Refer to Item 21.(c) of Form S-4.
       You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services